

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

Via E-mail
Mr. Robert S. Muff
Chief Accounting Officer
Furmanite Corporation
2435 North Central Expressway, Suite 700
Richardson, Texas 75080

> **RE:** **Furmanite Corporation**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for Fiscal Quarter ended June 30, 2011**
> **Filed August 9, 2011**
> **Response dated October 28, 2011**
> **File No. 1-5083**

Dear Mr. Muff:

We have reviewed your response letter dated October 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Mr. Robert S. Muff
Furmanite Corporation
November 1, 2011
Page 2

Financial Statements

Notes to the Financial Statements

Note 13. Business Segment Data and Geographical Information, page F-30

2. We note your response to prior comment five. Please separately present amounts related to eliminations or reversal of transactions between reportable segments from corporate amounts. Refer to ASC 280-10-50-31. Please discuss the business reasons for fluctuations in these amounts in MD&A subsequent to your discussion of results of operations by segment. Please also separately disclose the amount of domestic revenues and assets for each period presented. Refer to ASC 280-10-50-41.

Form 10-Q for Fiscal Quarter ended June 30, 2011

General

3. Please address the above comments in your interim filings as well, as applicable.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief